August 25, 2011

Donald B. Field
Staff Attorney
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Guitammer Company, a Nevada corporation
Amendment No. 3 to Form 10-12G
Filed August 12, 2011
File No. 000-54331

Mr. Field:

Set forth below is how we responded to the Commission Staff’s telephone comment (in italics) of August 25, 2011 in Amendment No. 4 to the referenced registration statement, filed herewith, as follows:

Update the sentence on pages 5 and 23 of when the Company will run out of  funds without additional financing.

The sentence now reads: “If the Company does not receive additional capital, we anticipate running out of funds mid-October 2011.”

The Company acknowledges:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

• the Company may not assert staff comments as a defense in any proceeding initiated by  the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this filing. We are hopeful to have a “no further review” or clearance letter from the Staff as soon as possible.

Very Truly Yours,

s/ Mark A. Luden
Mark A. Luden, President